UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALPHA TEKNOVA, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

02080L102

(CUSIP Number)

Jeanette Welsh

Chief Financial Officer

Telegraph Hill Partners

300 Montgomery Street, Ste 1130

San Francisco, CA 94104

(415) 765-6987

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 02080L102	Page 2 of 14

1.	NAMES OF REPORTING PERSONS Telegraph Hill Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,620,792 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,620,792 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,620,792 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1%(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes (i) 21,859,660 shares of common stock held by Telegraph Hill Partners IV, L.P. and (ii) 3,761,132 shares of common stock held by THP IV Affiliates Fund, LLC.
(2)	Consists of 53,301,214 shares of Common Stock of the Issuer outstanding on July 15, 2024, which share information was provided to the Reporting Person by the Issuer.

CUSIP NO: 02080L102	Page 3 of 14

1.	NAMES OF REPORTING PERSONS THP IV Affiliates Fund, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,620,792 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,620,792 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,620,792
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes (i) 21,859,660 shares of common stock held by Telegraph Hill Partners IV, L.P. and (ii) 3,761,132 shares of common stock held by THP IV Affiliates Fund, LLC.
(2)	Consists of 53,301,214 shares of Common Stock of the Issuer outstanding on July 15, 2024, which share information was provided to the Reporting Person by the Issuer.

CUSIP NO: 02080L102	Page 4 of 14

1.	NAMES OF REPORTING PERSONS Telegraph Hill Partners IV Investment Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,620,792 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,620,792 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,620,792
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes (i) 21,859,660 shares of common stock held by Telegraph Hill Partners IV, L.P. and (ii) 3,761,132 shares of common stock held by THP IV Affiliates Fund, LLC.
(2)	Consists of 53,301,214 shares of Common Stock of the Issuer outstanding on July 15, 2024, which share information was provided to the Reporting Person by the Issuer.

CUSIP NO: 02080L102	Page 5 of 14

1.	NAMES OF REPORTING PERSONS Telegraph Hill Partners V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,096,773 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,096,773 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,096,773
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes (i) 11,126,929 shares of common stock held by Telegraph Hill Partners V, L.P. and (ii) 969,844 shares of common stock held by THP V Affiliates Fund, LLC.
(2)	Consists of 53,301,214 shares of Common Stock of the Issuer outstanding on July 15, 2024, which share information was provided to the Reporting Person by the Issuer.

CUSIP NO: 02080L102	Page 6 of 14

1.	NAMES OF REPORTING PERSONS THP V Affiliates Fund, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,096,773 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,096,773 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,096,773
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes (i) 11,126,929 shares of common stock held by Telegraph Hill Partners V, L.P. and (ii) 969,844 shares of common stock held by THP V Affiliates Fund, LLC.
(2)	Consists of 53,301,214 shares of Common Stock of the Issuer outstanding on July 15, 2024, which share information was provided to the Reporting Person by the Issuer.

CUSIP NO: 02080L102	Page 7 of 14

1.	NAMES OF REPORTING PERSONS Telegraph Hill Partners V Investment Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,096,773 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,096,773 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,096,773
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes (i) 11,126,929 shares of common stock held by Telegraph Hill Partners V, L.P. and (ii) 969,844 shares of common stock held by THP V Affiliates Fund, LLC.
(2)	Consists of 53,301,214 shares of Common Stock of the Issuer outstanding on July 15, 2024, which share information was provided to the Reporting Person by the Issuer.

CUSIP NO: 02080L102	Page 8 of 14

1.	NAMES OF REPORTING PERSONS Telegraph Hill Partners Management Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 37,717,565 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 37,717,565 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,717,565
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.8%(2)
14.	TYPE OF REPORTING PERSON OO

(1)

Includes (i) 21,859,660 shares of common stock held by Telegraph Hill Partners IV, L.P. (ii) 3,761,132 shares of common stock held by THP IV Affiliates Fund, LLC, (iii) 11,126,929 shares of common stock held by Telegraph Hill Partners V, L.P. and (iv) 969,844 shares of common stock held by THP V Affiliates Fund, LLC.

(2)	Consists of 53,301,214 shares of Common Stock of the Issuer outstanding on July 15, 2024, which share information was provided to the Reporting Person by the Issuer.

CUSIP NO: 02080L102	Page 9 of 14

Explanatory Note

The Reporting Persons (as defined in Item 2 below) previously filed a Schedule 13G on February 14, 2022, which was amended on October 6, 2023 and February 14, 2024, pursuant to Rule 13d-1(d) of the Act. On July 12, 2024, the Reporting Persons acquired beneficial ownership of more than 2% of the outstanding shares of Common Stock within a twelve-month period, and the Reporting Persons are now filing this Schedule 13D.

Item. 1.	Security and Issuer

This statement on schedule 13D (the “Statement”) relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Alpha Teknova, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2290 Bert Drive, Hollister, California 95023. The Issuer’s shares of Common Stock are listed on The Nasdaq Global Market under the ticker symbol “TKNO”.

Item 2.	Identity and Background

(a) – (c) This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

(i)	Telegraph Hill Partners IV, L.P., a Delaware limited partnership (“THP IV”)

(ii)	THP IV Affiliates Fund, LLC, a Delaware limited liability company (“THP IV Affiliates”)

(iii)	Telegraph Hill Partners IV Investment Management, LLC, a Delaware limited liability company (“THP IV IM”)

(iv)	Telegraph Hill Partners V, L.P., a Delaware limited partnership (“THP V”)

(v)	THP V Affiliates Fund, LLC, a Delaware limited liability company (“THP V Affiliates”)

(vi)	Telegraph Hill Partners V Investment Management, LLC, a Delaware limited liability company (“THP V IM”)

(vii)	Telegraph Hill Partners Management Company, LLC, a Delaware limited liability company (“THP MC”)

The address of the principal business and principal office of each of the Reporting Persons is 300 Montgomery Street, Suite 1130, San Francisco, California 94104.

The principal business of each of THP IV, THP IV Affiliates, THP V and THP V Affiliates is investing in securities. The principal business of each of THP IV IM and THP V IM is, with respect to THP IV IM, serving as the general partner of THP IV and the manager of THP IV Affiliates and, with respect to THP V IM, serving as the general partner of THP V and the manager of THP V Affiliates. The principal business of THP MC is serving as manager of each of THP IV IM and THP V IM.

(d) – (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchases of Common Stock reported herein were from general funds available to the Reporting Persons, including capital contributions from their respective investors.

CUSIP NO: 02080L102	Page 10 of 14

Item 4.	Purpose of Transaction

On July 11, 2024, pursuant to a securities purchase agreement (the “Purchase Agreement”) by and among the Issuer and the purchasers thereto (the “Offering”), THP V and THP V Affiliates purchased 12,096,773 shares of the Issuer’s Common Stock. The Offering closed on July 12, 2024. As a result of the closing of the Offering, the Reporting Persons acquired beneficial ownership during the preceding 12 months in excess of 2% of the outstanding shares of Common Stock. The Purchase Agreement is incorporated herein by reference to Exhibit 2 to this Statement, and the description thereof is qualified in its entirety by reference thereto.

The Reporting Persons acquired the Common Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer, one or more members of the Board, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the Board and such other matters as the Reporting Persons may deem relevant to their investment in the Common Stock. The Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, changing their current intentions with respect to any or all matters required to be disclosed in this Statement. Three individuals affiliated with THP MC currently serve as directors of the Issuer and therefore will engage in regular discussions with the Board and management of the Issuer as part of their duties as directors.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a)—(b) The applicable Reporting Persons may be deemed to beneficially own an aggregate of 1,223,704 Common Shares, including 200 Common Shares held directly by Atlas Fund IV, and, as described in Item 6, call options which are exercisable for an aggregate of 313,164 Common Shares. These Common Shares (including the Common Shares underlying the above-mentioned call options) represent approximately 5.2% of the outstanding Common Shares.

THP IV has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 25,620,792 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; has the shared power to dispose or direct the disposition of 25,620,792 Common Shares.

THP IV Affiliates has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 25,620,792 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; has the shared power to dispose or direct the disposition of 25,620,792 Common Shares.

THP IV IM has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 25,620,792 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; has the shared power to dispose or direct the disposition of 25,620,792 Common Shares.

THP V has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 12,096,773 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; has the shared power to dispose or direct the disposition of 12,096,773 Common Shares.

THP V Affiliates has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 12,096,773 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; has the shared power to dispose or direct the disposition of 12,096,773 Common Shares.

CUSIP NO: 02080L102	Page 11 of 14

THP V IM has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 12,096,773 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; has the shared power to dispose or direct the disposition of 12,096,773 Common Shares.

THP MC has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 37,717,565 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; has the shared power to dispose or direct the disposition of 37,717,565 Common Shares.

To the applicable Reporting Person’s knowledge, none of the persons named in Schedule I hereto, beneficially owns any shares of Common Stock. None of the Reporting Persons has sole dispositive power or sole voting power as to any Shares.

(c) Except as reported in the Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

In connection with the Offering, also on July 11, 2024 certain of the Reporting Persons entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer. Pursuant to the terms of the Registration Rights Agreement, the Issuer has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) on or before August 26, 2024 to register for resale the shares of Common Stock purchased in the Offering. The Issuer shall use its commercially reasonable efforts to cause the registration statement covering the aforementioned securities to be declared effective as promptly as possible after the filing thereof, but in any event no later than the 90th calendar day following the date of the Registration Rights Agreement (or in the event of a full review by the SEC, the 120th calendar day following the date of the Registration Rights Agreement). Failure by the Issuer to meet the filing deadlines and other requirements set forth in the Registration Rights Agreement may subject the Issuer to certain liquidated damages. The Registration Rights Agreement is incorporated herein by reference to Exhibit 3 to this Statement, and the description thereof is qualified in its entirety by reference thereto.

In connection with a private placement offering, certain of the Reporting Persons entered into a registration rights agreement (the “2023 Registration Rights Agreement”) with the Issuer, dated September 15, 2023. Pursuant to the terms of the 2023 Registration Rights Agreement, the Issuer has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) on or before October 30, 2023 to register for resale the 8,108,107 shares of Common Stock purchased by the Reporting Persons in the private placement. The Issuer shall use its commercially reasonable efforts to cause the registration statement covering the aforementioned securities to be declared effective as promptly as possible after the filing thereof, but in any event no later than the 90th calendar day following the date of the 2023 Registration Rights Agreement (or in the event of a full review by the SEC, the 120th calendar day following the date of the 2023 Registration Rights Agreement). Failure by the Issuer to meet the filing deadlines and other requirements set forth in the 2023 Registration Rights Agreement may subject the Issuer to certain liquidated damages. The 2023 Registration Rights Agreement is incorporated herein by reference to Exhibit 4 to this Statement, and the description thereof is qualified in its entirety by reference thereto.

Certain of the Reporting Persons are party to an investors’ rights agreement with the Issuer, dated January 14, 2019, which grants such Reporting Persons certain registration rights in respect of the “registrable securities” held by them. The registration of shares of the Issuer’s common stock pursuant to the exercise of these registration rights

CUSIP NO: 02080L102	Page 12 of 14

would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the investors’ rights agreement, the Issuer will pay all expenses relating to such registrations, including the fees of one counsel for the participating holders, and the holders will pay all underwriting discounts, commissions and stock transfer taxes relating to the sale of their shares. The investors’ rights agreement also includes customary indemnification and procedural terms. The Reporting Persons hold 17,512,685 shares of Common Stock which qualify as “registrable securities” under the investors’ rights agreement. The investors’ rights agreement is incorporated herein by reference to Exhibit 5 to this Statement, and the description thereof is qualified in its entirety by reference thereto.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Form of Securities Purchase Agreement, dated July 11, 2024 (incorporated by reference to Exhibit 10.1 to Alpha Teknova, Inc.’s Current Report on Form 8-K filed with the SEC on July 12, 2024).

Exhibit 3	Form of Registration Rights Agreement, dated July 11, 2024 (incorporated by reference to Exhibit 10.2 to Alpha Teknova, Inc.’s Current Report on Form 8-K filed with the SEC on July 12, 2024).

Exhibit 4	Form of Registration Rights Agreement, dated September 15, 2023 (incorporated by reference to Exhibit 10.3 to Alpha Teknova, Inc.’s Current Report on Form 8-K filed with the SEC on September 19, 2023).

Exhibit 5	Investors’ Rights Agreement, dated as of January 14, 2019, by and among Alpha Teknova, Inc., and certain of its stockholders (incorporated by reference to Exhibit 4.2 to Alpha Teknova, Inc.’s Registration Statement on Form S-1 (File No. 333-256795 filed with the SEC on June 4, 2021).

CUSIP NO: 02080L102	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2024

Telegraph Hill Partners IV, L.P. By: Telegraph Hill Partners IV Investment Management, LLC Its: General Partner By: Telegraph Hill Partners Management Company, LLC Its: Manager

	By:	/s/ Jeanette Welsh
Jeanette Welsh
Partner

THP IV Affiliates Fund, LLC By: Telegraph Hill Partners IV Investment Management, LLC Its: Manager By: Telegraph Hill Partners Management Company, LLC Its: Manager

	By:	/s/ Jeanette Welsh
Jeanette Welsh
Partner

Telegraph Hill Partners IV Investment Management, LLC By: Telegraph Hill Partners Management Company, LLC Its: Manager

	By:	/s/ Jeanette Welsh
Jeanette Welsh
Partner

Telegraph Hill Partners V, L.P. By: Telegraph Hill Partners V Investment Management, LLC Its: General Partner By: Telegraph Hill Partners Management Company, LLC Its: Manager

	By:	/s/ Jeanette Welsh
Jeanette Welsh
Partner

CUSIP NO: 02080L102	Page 14 of 14

THP V Affiliates Fund, LLC By: Telegraph Hill Partners V Investment Management, LLC Its: Manager By: Telegraph Hill Partners Management Company, LLC Its: Manager

By:	/s/ Jeanette Welsh
Jeanette Welsh
Partner

Telegraph Hill Partners V Investment Management, LLC By: Telegraph Hill Partners Management Company, LLC Its: Manager

By:	/s/ Jeanette Welsh
Jeanette Welsh
Partner

Telegraph Hill Partners Management Company, LLC

By:	/s/ Jeanette Welsh
Jeanette Welsh
Partner